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AN 3-7-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 5 2005

213

SEC FILE NUMBER
8- 53686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01|01|04__ AND ENDING __12|31|04__

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Rd.

                        (No. and Street)

King of Prussia,   PA   19406

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip H. Riancander   610-337-9403

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor, LLP

                      (Name – if individual, state last, first, middle name)

1500 E. Lancaster Ave., Paoli, PA 19301

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 7 2005

FOR OFFICIAL USE ONLY	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Philip H. Rinnander_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Professional Funds Distributor, LLC_____ , as of _____12/31_____ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
NOTARIAL SEAL
JENNIFER K RINNANDER
Notary Public
BOROUGH OF MEDIA, DELAWARE COUNTY
My Commission Expires Aug 5, 2007
```

_____
Signature

President
_____
Title

_____Jennifer K Rinnander_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

PROFESSIONAL FUNDS DISTRIBUTOR, LLC

December 31, 2004 and 2003

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PROFESSIONAL FUNDS DISTRIBUTOR, LLC

Financial Statements and Supplementary Financial Information

December 31, 2004 and 2003

and

INDEPENDENT AUDITOR'S REPORT

I N D E X



SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Professional Funds Distributor, LLC (the Company) as of December 31, 2004 and 2003, and the related statements of operations and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Funds Distributor, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 2, 2005

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301   Telephone (610) 296-4200   Fax: (610) 296-3659   Email: solutions@scocpa.com

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Financial Condition
December 31, 2004 and 2003

Assets	2004	2003
Cash and cash equivalents	$ 86,132	$104,542
Accounts receivable	20,414	11,054
Deposits	7,156	4,382
Marketable securities	64	-0-
Property and equipment, net	2,262	1,678
Total assets	$116,028	$121,656

Liabilities and member's equity		
Liabilities:		
Accrued expenses	$ 9,410	$ 7,962
Payables to non-customers	39,516	58,511
Total liabilities	48,926	66,473
Member's equity	67,102	55,183
Total liabilities and member's equity	$116,028	$121,656

(The accompanying notes are an integral part of these financial statements.)

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Operations and Member's Equity
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Consulting income	$106,250	$ 25,000
Interest income	165	496
Unrealized gain in marketable securities	4	-0-
Total revenues	106,419	25,496
Expenses:		
Advertising	24,790	14,780
Consulting	94,000	27,750
Depreciation	663	483
Donations	-0-	3,000
Insurance	412	12
Licenses and permits	19,632	18,089
Meals and entertainment	2,271	-0-
Office supplies & expense	4,193	2,825
Postage and delivery	1,064	981
Professional fees	6,950	5,765
Rent	4,000	3,000
Expense reimbursements from customer	(68,975)	(49,685)
Total expenses	89,000	27,000
Net income (loss)	17,419	(1,504)
Member's equity - beginning of year	55,183	36,687
Member contributions	-0-	40,000
Member distributions	(5,500)	(20,000)
Member's equity - end of year	$ 67,102	$ 55,183

(The accompanying notes are an integral part of these financial statements.)

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 17,419	$ (1,504)
Adjustments to reconcile net income (loss) to		
net cash provided (used) by operating activities:		
Depreciation	663	483
Unrealized gain in marketable securities	(4)	-0-
Increase in accounts receivable	(9,360)	(5,995)
Increase in deposits	(2,774)	(2,483)
Increase in accrued expenses	1,448	3,339
Increase (decrease) in payables to non-customers	(18,995)	58,511
Net cash provided (used) by operating activities	(11,603)	52,351
Cash flows from investing activities:		
Purchase of property and equipment	(1,247)	(250)
Purchase of marketable securities	(60)	-0-
Net cash used by investing activities	(1,307)	(250)
Cash flows from financing activities:		
Member contributions	-0-	40,000
Member distributions	(5,500)	(20,000)
Net cash provided (used) by financing activities	(5,500)	20,000
Net increase (decrease) in cash and cash equivalents	(18,410)	72,101
Cash and cash equivalents - beginning of year	104,542	32,441
Cash and cash equivalents - end of year	$ 86,132	$104,542

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Professional Funds Distributor, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is a single member Delaware limited liability company.

(2) SIGNIFICANT ACCOUNTING POLICIES

Cash flow information

For purposes of cash flows, cash and cash equivalents include cash deposited in banks and cash invested in money market mutual funds.

Accounts receivable

The Company carries its accounts receivable at cost and establishes an allowance for doubtful accounts based on a history of past write-offs and collections. A receivable is considered past due if payments have not been received by the Company for 90 days. Accounts are written off as uncollectible if no payments are received after 90 days. At December 31, 2004 and 2003, the Company considered accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes

The Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the member on his individual tax return.

(3) CONCENTRATIONS OF CREDIT RISK

Cash in excess of FDIC insurance

At various times during the year, the Company's cash balances exceeded the federally insured limit. At December 31, 2004, the Company's uninsured cash balances totaled $103,574.

(4) MAJOR CUSTOMER

During 2003, the Company entered an agreement with its sole customer to serve as a distributor and principal underwriter to several families of mutual funds. Under this agreement, the Company is to be reimbursed for all registration fees and other out-of-pocket expenses. Reimbursements from this customer totaled $68,975 and $49,685 for the years ended December 31, 2004 and 2003, respectively.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2004, the Company had net capital, as defined, of $37,260, which was $32,260 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.31 to 1 as of December 31, 2004.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities. Therefore, Schedules II and III on pages 8 and 9 are not applicable.

(6) RELATED PARTY TRANSACTIONS

The Company has a one year servicing agreement, which renews annually, with a party related through common ownership under which it receives office space and professional services. Servicing fees paid under this agreement totaled $89,000 and $24,000 for the years ended December 31, 2004 and 2003, respectively, and have been included in consulting expense. Amounts due to this related party of $-0- and $2,000 have been included in accrued expenses as of December 31, 2004 and 2003, respectively.

(7) LEASE COMMITMENTS

The Company leases their office space under a license agreement with its sole customer. This agreement renews annually. Rent expense incurred in connection with this lease was $4,000 and $3,000 for the years ended December 31, 2004 and 2003, respectively. The Company was reimbursed for rent expense in accordance with the distributor agreement (see Note 3).

SUPPLEMENTARY

FINANCIAL

INFORMATION

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

Net capital:	
Total member's equity	$67,102
Less - ownership equity not allowable for net capital	-0-
Total member's equity qualified for net capital	67,102
Less - total non-allowable assets	29,832
Less - haircuts on securities	10
Net capital	$37,260
Aggregate indebtedness	$48,926
Total aggregate indebtedness	$48,926
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	37,260
Excess of net capital	$32,260
Excess of net capital at 1000%	$32,367
Ratio of aggregate indebtedness to net capital	1.31 to 1

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

Not Applicable: The Company has complied with
the exemptive provisions of Rule 15c3-3 under
subparagraph (k)(1). The Company's business
is limited to the distribution of mutual funds and/or
variable life insurance or annuities. The Company does
not hold customer funds or safekeep customer securities.

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Information Relating to Possession or Control Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

Not Applicable: The Company has complied with
the exemptive provisions of Rule 15c3-3 under
subparagraph (k)(1). The Company's business
is limited to the distribution of mutual funds and/or
variable life insurance or annuities. The Company does
not hold customer funds or safekeep customer securities.

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2004 Focus Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2004 FOCUS Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Year Ended December 31, 2004

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Professional Funds Distributor, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 2, 2005